SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Alphabet, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Change to Win Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 L Street, NW, Suite 900, Washington, DC 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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May 24, 2019

At the Alphabet (NASDAQ: GOOGL) Annual Meeting on June 19th, please vote FOR Proposal 11 requesting the nomination of an employee representative director.

Dear Alphabet Shareholders:

We urge you to support our proposal requesting the Board include a non-executive employee representative to Alphabet’s slate of director candidates next year.  The proposal intends to bring on-the-ground insights of an employee into Alphabet’s boardroom, allowing the Board to be more proactive with regards to concerns over Alphabet’s culture.  While we do not presume this approach to be the best fit for all companies, we believe adding this diverse viewpoint to the Board is vital to restoring confidence in the Alphabet’s leadership, an imperative given its heavy reliance on intellectual capital for its growth and the extraordinary competition for talent in the tech industry.  Specifically:

•         Alphabet itself has identified its employees as its “most valuable asset,” and the recent upsurge of employee criticism related to Alphabet’s ethical conduct has resulted in reputational damage that may hinder its ability to attract, hire, and retain employees.

•         The permissive tone at the top set by the current Board has resulted in a cultural crisis. A non-executive employee director would help overcome groupthink.

•         Adding a non-executive employee representative to the Board, voted on by all shareholders eligible to vote, would not only add a diverse perspective but also an independent voice to this highly insider Board, while also committing to shareholder democracy given the company’s poor governance practices.

The CtW Investment Group works with union-sponsored pension funds to enhance long-term stockholder value through active ownership. These funds have over $250 billion in assets under management and are substantial Alphabet shareholders.

Alphabet is Jeopardizing its “most valuable asset”

Alphabet has long touted its employees and its culture as its most indispensable asset.  Indeed, in Google’s first letter to investors upon going public in 2004, co-founders Sergey Brin and Larry Page asserted, “Our employees, who have named themselves Googlers, are everything.  Google is organized around the ability to attract and leverage the talent of exceptional technologists and businesspeople”.  This strong focus on talent remains true today, with the most recent annual report touting that Alphabet employees “are critical for our continued success” and warning investors that if it is “unable to retain or motivate key personnel, hire qualified personnel, or maintain our corporate culture, we may not be able to grow effectively”.  While Alphabet maintains that its culture is a competitive advantage, the substantial deterioration to its workplace brand over the last year is particularly troublesome considering the fierce competition in the tech industry for top talent.  Adding a non-executive employee representative to the Board will help restore employee confidence in senior leadership and help resolve the cultural crisis by adding much needed depth to the Board’s perspective.

Alphabet Faced a Groundswell of Employee Unrest in 2018 and 2019

The ongoing problems with employee relations pose a long-term risk to the company.  Over the last few years, Google employees have expressed outrage over a range of ethical issues, including artificial intelligence projects, sexual harassment policies, gender pay inequity, a censored search engine project, unequal treatment of independent contractors, workforce diversity, and retaliation against employees who speak out.  After failing for years to resolve the issues, employee turbulence has recently percolated into substantial demonstrations, including employee petitions, open-letters, protest resignations, a salary self-disclosure initiative, a global walk-out, and a subsequent sit-in after Alphabet’s failed response to the walk-out.  Not only are these employee protests likely disruptive to productivity, the tumult has repeatedly spilled into the public arena resulting in considerable reputational damage.

There are additional signs of instability in the workforce, specifically at Alphabet’s largest segment, Google, which generated 99.6% of Alphabet’s revenue in 2018. This year’s employee satisfaction survey saw an 18% decrease in employees’ confidence in the management team at Google.  The company faces class action lawsuits brought by its current and former employees alleging that Google management allowed or participated in harassment and discrimination.  A recent report by Payscale states that Google employees’ average tenure is only 1.1 years, compared to Microsoft, whose employees stay for an average of 4 years.

Alphabet is in the Midst of a Cultural Crisis

According to a recent Fortunearticle, there is an internal clash over the direction of Google in regards to ethics and the role of its non-executive employees.  The article asserts, “At Old Google, employees say they had a voice in how the company was run.  At New Google, the communication and trust between the rank and file and executives is in decline.”1  Moreover, numerousprotesting employees are concerned that Google is not being steered by the “don’t be evil” ethos, which played a role in them choosing to work for the company.  Indeed, there is a growing concernby tech workers about the potential harmful uses of the technology they create.  We consider Google’s longtime focus on contemplating the ethics of business decisions and giving employees a voice as a competitive advantage in hiring top talent.  We fear this advantage is in serious jeopardy.

Employee anger over Google’s artificial intelligence (AI) policies is ongoing.  Last year, employees protested its AI work with the Pentagon with over 4,000 signatures on a petition demanding “a clear policy stating that neither Google nor its contractors will ever build warfare technology” and about a dozen resignations. The employee pressure was so great that Google backed out of two large Pentagon projects (Project Maven contract renewal and Project JEDI bid), established ethics guidelines for AI projects, and created an advisory council, the Advanced Technology External Advisory Council (ATEAC), to ensure Google is aligned with its new ethics principles.  ATEAC was plagued with controversy over its membership, however, resulting in another petition from thousands of Google employees, and ultimately it was dissolved in April 2019, just one week after it was officially created.

The tension in Alphabet’s workforce around cultural issues remains high.  In January 2018, WIREDmagazine reported that several Google employees detailed how “coworkers [had incited] outsiders to harass rank-and-file employees who are minority advocates, including queer and transgender employees.”2 The magazine reported that the Chief Diversity Officer suffered harassment, internal discussion boards included “hate-filled posts” for years, and several employees had their personal information leaked to alt-right websites where they suffered harassment and threats of violence.  In fact, Google’s Chief Diversity Officer resigned after less than two years on the job.  The cultural discord reached a tipping point in October 2018, when 20,000 Google employees walked out after the New York Times reported that Alphabet’s Board approved a $150 million stock grant for Android creator Andy Rubin weeks after an investigation was commenced into allegations of sexual misconduct and an additional $90 million in severance after the investigation deemed the accusations credible.3  The crisis deepened when documents made public by a shareholder lawsuit revealed that in 2016 Alphabet’s Board approved a $35M to $45M severance4 payout to Google senior executive Amit Singhal after credible accusations of sexual harassment.  Just this month, employees held a sit-in to protest retaliation following the walkout.

1 “Inside Google's Civil War,” Fortune Magazine, May 17, 2019, http://fortune.com/longform/inside-googles-civil-war/.

2 “The Dirty War Over Diversity Inside Google,” WIRED Magazine, January 26, 2018, https://www.wired.com/story/the-dirty-war-over-diversity-inside-google/.

Not only has Alphabet struggled to contain the reputational fallout, but it has yet to address its cultural problems to the satisfaction of its employees.  The company has refused to meet multiple employee driven demands related to the walkout, including adding an employee representative to Alphabet’s Board, having the Chief Diversity Officer report to the CEO, and hiring an outside expert to audit the company’s corporate culture.  While we recognize that Google has made some changes, Alphabet appears to have made few improvements.  These are management level changes and, to the best of our knowledge, none of the new channels of communication to report misconduct include a direct means for employees to escalate critical matters related to Alphabet’s practices to the Board.  Additionally, the changes appear to only be applicable to Google, and not the other operating segments at Alphabet which may be more critical to Alphabet’s performance in the future.  Adding an employee representative to the Board would allow the company to be proactive in its oversight of corporate culture issues company-wide.

Alphabet Suffers from a Permissive Tone at the Top

The cultural crisis at Alphabet is indicative of a tone at the top that fails to foster a strong culture of ethics and compliance and exhibits a pattern of compensating poor behavior.  In hindsight, the Board’s authorization of a $150 million stock grant to Mr. Rubin, presumably on CEO Page’s recommendations, may have served as a blueprint for Alphabet’s reaction to sexual misconduct allegations against its senior executives.  Incredibly, the Board has responded similarly with David Drummond, Alphabet’s current Chief Legal Officer and the executive likely responsible for enforcing the overall implementation of Alphabet’s compliance and ethics policies, who has himself been accused of misconduct.  According to multiple reports, while General Counsel of Google, Mr. Drummond impregnated a subordinate in the mid-2000s.  Senior executives responded to the relationship by forcing her to leave the legal team. She quit a year later, while Mr. Drummond was promoted to Chief Legal Officer of Alphabet in 2015.  In the last year, Alphabet’s Board has made no change in Mr. Drummond’s $650,000 salary despite the walk out and shareholder lawsuits related to Alphabet’s handling of sexual harassment allegations, and in fact granted him a stock award of over $46 million.  Not only does this make him a questionable choice for CLO, the Board’s pattern of rewarding male executives who violate the company’s ethics code sends a chilling message throughout the workforce.

An Employee Director Would Counterbalance a Highly Insider Board and Benefit Long-Term Growth

Of the ten member Board, currently only three directors can be considered truly independent and are not either an insider, former insider, or highly tenured director with more than 12 years of service, including Chairman Hennessy.  A non-executive employee director, while employed by the company, should be distinguished from the company’s executive directors and considered “independent” of management.  In fact, a non-executive employee director would likely have interests that are more aligned with that of a long-term shareholder than a director employed by the company.  We note the following:

3 “How Google Protected Andy Rubin, the ‘Father of Android’” The New York Times, October 25, 2018 https://www.nytimes.com/2018/10/25/technology/google-sexual-harassment-andy-rubin.html.

4 The final severance amount was reduced to $15 million because Mr. Singhal went to a competitor.

There is guidance indicating a non-executive employee director could be classified as “independent” in the United States.  In 2003, the Securities and Exchange Commission (SEC) issued a regulation stating that for the purpose of audit committee independence under Sarbanes Oxley (SOX), non-executive employees that served on a supervisory board structure, as is common in other countries such as Germany, would be considered “independent” under SOX requirements.  The SEC even went so far as to state that “having such employees serve on the board…can provide an independent check on management, which itself is one of the purposes of the independence requirements under [SOX].”5  In the case of this proposal, the nominee would be selected by Alphabet’s employees and voted on by all shareholders eligible to vote, making the candidate selection and voting process independent of management’s involvement.

Indeed, while there are many models of worker participation in other countries, recent studies and changes in governance codes identify benefits to the long-term corporate success that are more widely applicable.  Some of the findings are highly important for Alphabet’s growth such as improving employees’ firm-specific knowledge investments and intrinsic work motivation. Strengthening engagement with the workforce was also the reason why the UK Financial Reporting Council included a director appointed by employees in the UK Corporate Governance Code, published last year after extensive consultation.  The Local Authority Pension Fund Forum recently surveyed FTSE All-Share companies about the new code and found that 44% of respondents said these changes would have a positive effect on their company.

The nominee would be elected by all voting shareholders of Alphabet, and any shareholder could vote against the non-executive employee director if a shareholder felt the candidate was unsuitable.  The nominee would also be subject to the same fiduciary obligations to Alphabet’s shareholders as other management slate directors, and would also be subject to the same director employment agreements and confidentiality requirements once duly elected.  Like other countries where employee representatives on boards are more common, in order to prevent management capture, the employee nominated should have certain protections afforded to them in order to prevent intimidation or loss of employment with the company, barring fraud or malfeasance.  Such provisions would allow the nominee to remain independent of management while also meeting his or her fiduciary obligations.

Employees and shareholders share a common interest in Alphabet, namely the long-term success of the company.  Alphabet’s performance directly impacts employees’ salaries, benefits, and job security, creating a long-term interest by employees in the financial health of the company.  In fact, according to Professor Kent Greenfield, in some instances employees may have even more of an interest in the long-term success of the company compared to a long-term shareholder because “they are most affected by major corporate [changes],” such as mergers or restructurings.6  While shareholders can easily shed their holdings, it requires more time and planning for an employee to find a new job.  Further, an employee representative would likely be equally scrupulous as any long-term Alphabet shareholder in evaluating governance best practices, including performance based executive compensation practices, clawback mechanisms, and appropriate severance packages.

5 Final Rule, Standards Relating to Listed Company Audit Committee, 17 CFR Parts 228, 229, 240, 249 and 274, Section 3.a.i (Employee Representation), RIN 3235-AI755, https://www.sec.gov/rules/final/33-8220.htm.

6 Why Workers On Corporate Boards Just Make Sense, Roosevelt Institute, August 14, 2018, http://rooseveltinstitute.org/why-workers-corporate-boards-just-makes-sense/.

An Employee Director Would Enhance Board Accountability and Improve Governance

We believe that the proposal would offer a much needed mechanism to commit to principles of shareholder democracy at Alphabet.  Under Alphabet’s current structure, Class A shares are entitled to one vote per share compared to Class B shares which are entitled to 10 votes per share.  Class B stock is owned by executives, insiders, and directors, but primarily by Mr. Brin and Mr. Page.  The company’s weighted voting structure effectively silences Alphabet’s non-insider shareholders since Class B shares control 58% of the voting power.  Further, Class C shareholders, which are made up of employees who participate in the company’s equity plans, have no right to vote at all.  Alphabet’s use of non-voting Class C stock is fraught with contradiction.  On one hand, Alphabet’s grants of Class C stock suggest employees should feel they have a vested interest in the company; on the other, the lack of voting rights indicates Alphabet believes that employees should not have a say in the company despite the intellectual capital they contribute to the company’s long-term value.

Alphabet’s overall governance structure is also in desperate need of reform.  In addition to a Board that is only 30% independent, the company has implemented a myriad of poor governance practices including the aforementioned multi-class stock structure and plurality voting without director resignation.  The company has also failed to adopt proxy access, a practice adopted by more than 2/3 of all large cap companies and one that would allow shareholders to nominate their own director candidate to a board at modest cost.  With all the hallmarks of a highly entrenched board, and no real means for shareholders to diversify the Board’s perspective on critical matters, adding a non-executive employee director would address some of the independence concerns facing Alphabet’s Board.

Conclusion

As Alphabet sits at an inflection point, facing widespread reputational and regulatory risk due to rising antitrust, data privacy, and propaganda concerns, it cannot afford to ignore the growing turmoil within its workforce.  We urge you to vote FOR Proposal 11 to add a non-executive employee nominee to next year’s management supported director slate.

Sincerely,

Dieter Waizenegger

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED

Please execute and return your proxy card according to Alphabet Inc.’s instructions.